KP 3/12

gP 3/8

[redacted]

13014083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 07 2013
Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8 - 67038

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Deep ATS, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6101W.Courtyard,Building1,Suite110o o
(No. and Street)

Austin	Texas	78730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SamBalabono o _ (512)372-8001
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMBHelinDonovan,LLP
(Name – *if individual, state last, first, middle name)*

5918W.CourtyardDrive,Suite500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOROFFICIALUSEONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/13

OATH OR AFFIRMATION

I, Sam Balabon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deep ATS, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO
Title

2-26-13
Notary Public

STEVEN PAPICK
My Commission Expires
October 10, 2016

NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)

Financial Statements and Supplemental Schedule
December 31, 2012

(With Independent Auditors' Report Thereon)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2013

To the Member of
Deep ATS, LLC

We have audited the financial statements of Deep ATS, LLC (the Company) for the year ended December 31, 2012, and have issued our report thereon dated February 26, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 9, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Deep ATS, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

> The disclosure of related party transactions in Note 4 to the financial statements regarding the Company's contingent liability of $1,817,003, payable to Deep Liquidity, LLC on mutually agreeable terms, when and if the Company's revenues exceed operating costs.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 26, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Limited Assessment of Internal Control

We considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we did not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We noted the following *deficiency*, which is neither a significant deficiency nor a material weakness:

Segregation of Duties

During the course of our audit procedures, we noted that the CEO is the sole employee of the Company. As a result, the CEO has complete control over journal entries, financial reporting, and the regulatory process. Although misstatements have not historically occurred due to the lack of review inherent in an entity with one employee, there is a risk that an error could go uncorrected. It should be noted that this risk is mitigated somewhat by the fact that the Company is currently dormant.

Additionally, we noted the following opportunity to strengthen compliance with FINRA:

Reimbursement Agreement

The Company's reimbursement agreement with Deep Liquidity, Inc. is not compliance with FINRA. There is no allowance for the holding company to absorb operating costs until such time that the broker-dealer reaches profitability. It is required that the broker-dealer subsidiary reflect its own costs and maintain adequate net capital.

However, the Company is completely dormant and is on hold awaiting the development and funding of trading algorithms developed by Deep Liquidity, Inc. These are not strictly broker-dealer activities, and there are no customers. There is no research software being purchased. No audit adjustment was necessary as there has been no business activity at the broker-dealer level. However, we recommend that the Company reflect its own costs and maintain adequate net capital when business activity commences.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Member and management of Deep ATS, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Index to Financial Statements and Supplemental Schedule
December 31, 2012

INDEPENDENT AUDITORS' REPORT

To the Member of Deep ATS, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Deep ATS, LLC (the "Company"), as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deep ATS, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2013

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 125,254
TOTAL ASSETS	$ 125,254
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Payable to related party	$ 1,752
Member's Equity	123,502
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 125,254

See notes to financial statements and independent auditors' report.

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Statement of Operations
For the Year Ended December 31, 2012

Revenue:	
Interest	$ 53
Total Revenue	53
Expenses:	
Other expenses	-
Total Expenses	-
Net Income	$ 53

See notes to financial statements and independent auditors' report.

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Statement of Changes in Member's Equity
Year Ended December 31, 2012

Member's equity, December 31, 2011	$ 123,449
Net income	53
Member's equity, December 31, 2012	$ 123,502

See notes to financial statements and independent auditors' report.

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 53
Net cash provided by operating activities	53
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net increase in cash	53
Cash at beginning of year	125,201
Cash at end of year	$ 125,254
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

See notes to financial statements and independent auditors' report.

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Notes to Financial Statements
December 31, 2012

Note 1 - Nature of Business

Deep ATS, LLC (the "Company") was organized in the state of Texas in October 2004. The Company is wholly owned by Deep Liquidity, Inc. (the "Parent"). The Company's registration with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities became effective in January 2006. The Company is a member of the Financial Regulatory Authority, Inc. ("FINRA"). The Company currently has no active customers and primarily trades securities for its own account. The Company is also building an Alternative Trading System financed by its Parent as discussed in Note 4.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

Commission fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and payable to related party. The Company may from time to time have cash balances in excess of federally insured limits at various times during the year.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. As of December 31, 2012, open Federal tax years include the tax years ended December 31, 2009 through December 31, 2012.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2012, the Company had no Texas franchise tax expense due.

Date of Management's Review

Management has evaluated the financial statements for subsequent events through the issuance date, February 26, 2013.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $123,502 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Related Party Transactions

The Company is under the control of its Parent, and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Effective January 1, 2009, the Company entered into a Reimbursement of Expenses Agreement with its Parent, Deep Liquidity Inc., according to which the Parent would pay all the expenses of the Company until the Company starts earning revenues. The expenses include construction of an Alternate Trading System, business development and other expenses. The Company is not required to reimburse such expenses to the Parent until the Company's revenues exceed operating costs. This agreement is not an arm's length transaction.

The expenses paid by Parent under this agreement for 2012 are summarized below.

Interest expense	$ 47,739
Office expense	11,470
Professional fees	4,400
Travel & business development	7,117
Payroll expense	150,000
Total	$ 220,726

The Company, under the Reimbursement of Expenses Agreement, has a contingent liability to Parent of $1,817,003, payable to Parent on mutually agreeable terms, when and if the Company's revenues exceed operating costs.

The Company has a payable to its Parent totaling $1,752 at December 2012 resulting from advances from the Parent.

Note 5 - Concentration

The Company has $125,254, or 100% of its total assets, in a cash account at Wedbush Morgan Securities, the Company's clearing broker dealer.

Schedule I

DEEP ATS, LLC
(A Wholly Owned Subsidiary of Deep Liquidity, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Total members' equity qualified for net capital	$ 123,502
Deductions and/or charges	
Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities	123,502
Haircuts on securities	-
Net capital	$ 123,502
Aggregate indebtedness	
Payable to related party	$ 1,752
Total aggregate indebtedness	$ 1,752
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 23,502
Ratio of aggregate indebtedness to net capital	0.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012 as filed by Deep ATS, LLC on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of Deep ATS, LLC:

In planning and performing our audit of the financial statements of Deep ATS, LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures Regarding Form SIPC-7

To the Member of Deep ATS, LLC

6101 W. Courtyard Drive
Building 1, Suite 110
Austin, TX 78730

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Deep ATS, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Deep ATS, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Deep ATS, LLC's management is responsible for Deep ATS, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **December 31** , 20 **12**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067038 FINRA
Deep ATS LLC
3225 Smoky Ridge Road
Austin, TX 78730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sam Balabon 512 585 4589

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ((150))

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum (150)

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Deep ATS LLC

(Name of Corporation, Partnership or other organization)

[signature]

(Authorized Signature)

Dated the 23 day of February , 20 13 .

President

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 20 12
and ending Dec 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0025	$ (to page 1, line 2.A.)